Exhibit 13.4

TRANSALTA CORPORATION

RECONCILIATION TO UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

DECEMBER 31, 2009

INDEPENDENT AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of TransAlta Corporation

On February 23, 2010, we reported on the consolidated balance sheets of TransAlta Corporation as at December 31, 2009 and 2008 and the consolidated statements of earnings and retained earnings, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2009 (the “Consolidated Financial Statements”) which are included in the Annual Report on Form 40-F.

In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental note is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in the supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles”, the Corporation changed its method of accounting for business combinations and non-controlling interest by the adoption of the guidance originally issued by the Financial Accounting Standards Board (FASB) Statement No. 141(R), Business Combinations (codified in FASB Accounting Standards Codification (ASC) Topic 805, Business Combinations), and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin (ARB) No. 51 (codified in FASB ASC Topic 810, Consolidation), both effective January 1, 2009.

Calgary, Canada

February 23, 2010

Chartered Accountants

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

This financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in most respects, conform to the United States Generally Accepted Accounting Principles (“U.S. GAAP”). This information does not include all of the disclosures included in TransAlta Corporation’s annual consolidated financial statements. Accordingly, this information should be read in conjunction with the Corporation’s most recent annual audited consolidated financial statements. All amounts herein are in millions of Canadian dollars unless otherwise noted.

The material differences to reconcile Canadian GAAP to U.S. GAAP are described below:

A. EARNINGS, EARNINGS PER SHARE (“EPS”) AND COMPREHENSIVE INCOME INFORMATION

Year ended Dec. 31	Reconciling items	2009	2008	2007

Net earnings - Canadian GAAP		181	235	309
Net earnings attributable to non-controlling interests		38	61	48
Revenues, net of tax	X	(21)	-	-
Pension cost, net of tax	V	(6)	(6)	(5)
Start-up costs, net of tax	III	5	-	-
Share-based payment, net of tax	VII	(1)	1	-
Sale of minority interest in Kent Hills	VIII	(1)	-	-
Acquisition-related costs, net of tax	IX	(26)	-	-
Net earnings - U.S. GAAP		169	291	352
Net earnings attributable to non-controlling interests - U.S. GAAP		38	61	48
Net earnings attributable to TransAlta - U.S. GAAP		131	230	304

Weighted average number of common shares outstanding in the period		201	199	202

Net earnings attributable to TransAlta per share, basic and diluted - U.S. GAAP		0.65	1.16	1.50

Year ended Dec. 31	Reconciling items	2009	2008	2007

Net earnings - U.S. GAAP		169	291	352

Other comprehensive income (loss) - Canadian GAAP		246	306	(3)
Difference in cumulative translation adjustment between U.S. and Canadian GAAP		-	-	7
Employee future benefits	V	(22)	(18)	12
Cash flow hedges	I	(12)	7	-
Comprehensive income - U.S. GAAP		381	586	368
Comprehensive income attributable to non-controlling interests - U.S. GAAP		38	61	48
Comprehensive income attributable to TransAlta - U.S. GAAP		343	525	320

B.  BALANCE SHEET INFORMATION

		2009		2008

As at Dec. 31	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP (1)	U.S. GAAP (1)
Assets
Property, plant and equipment, net	I	7,578	7,594	6,034	6,024
Goodwill	IX	434	409	142	142
Net risk management assets	X	245	216	171	171
(including current portion)
Other assets	III	102	102	39	34

Liabilities
Long-term debt		4,411	4,411	2,564	2,566
Deferred credits and other liabilities	V	136	254	131	212
Net future or deferred income tax liabilities	I, II, V, VII, IX, X	473	438	359	331
(including current portion)
Non-controlling interests	VIII	478	-	469	-

Equity
Contributed surplus	IV	-	133	-	132
Retained earnings	III, IV, V, VII, VIII	634	436	688	540
Accumulated other comprehensive income	I, V	126	69	61	7
Non-controlling interests	VIII	-	478	-	469

(1)    Certain of the comparative figures have been reclassified to conform with the current year’s presentation. Such reclassification did not impact previously reported net earnings or retained earnings. Refer to Note 2 of the annual audited consolidated financial statements.

C.  RECONCILING ITEMS

I.  Cash Flow Hedges

Under Canadian GAAP, certain gains and losses on derivatives designated as cash flow hedges can be included in the carrying amount of the underlying hedged item. Under U.S. GAAP, these gains and losses must be reclassified to Other Comprehensive Income (“OCI”).  In addition, amounts from cash flow hedges must be reclassified from OCI into net earnings in the same period during which the underlying hedged item affects net earnings.

II.  Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP are as follows:

As at Dec. 31	2009	2008

Future income tax liabilities (net) under Canadian GAAP	(473)	(359)
Start-up costs	-	3
Pensions	32	23
Cash flow hedges	(4)	2
Embedded derivatives	7	-
Deferred income tax liabilities (net) under U.S. GAAP	(438)	(331)

Comprised of the following:

As at Dec. 31	2009	2008

Current deferred income tax assets	17	3
Long-term deferred income tax assets	243	271
Current deferred income tax liabilities	(57)	(9)
Long-term deferred income tax liabilities	(641)	(596)
	(438)	(331)

On Jan. 1, 2007, TransAlta adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), now contained in FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. As of Dec. 31, 2009, the Corporation has $111 million of unrecognized tax benefits (2008 - $120 million). These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

The reconciliation between the opening and closing unrecognized tax benefits is provided below:

Accounting for Uncertainty in Income Taxes
Balance, Dec. 31, 2007	135
Decrease as a result of tax positions taken during a prior period	(15)
Balance, Dec. 31, 2008	120
Increase as a result of tax positions taken during a prior period	3
Decrease as a result of settlements with taxation authorities	(12)
Balance, Dec. 31, 2009	111

The Corporation’s income tax filings are subject to audit examination by taxation authorities.  As at Dec. 31, 2009, the tax years that remain subject to examination in major jurisdictions are: 1997 – 2009 in Canada, 2006 – 2009 in the U.S., 2003 – 2008 in Mexico, and 1996-2009 in Australia.

The Corporation’s accounting policy is to include interest and penalties as a component of income taxes.  As at Dec. 31, 2009, the amount of interest and penalties included in deferred income tax liabilities is $5 million (2008 - $8 million).

III.  Start-Up Costs

Starting in 2009, under Canadian GAAP start up costs are no longer deferred and amortized.  Consequently, the adjustment for start-up costs that was previously recorded to reconcile Canadian GAAP to U.S. GAAP has been determined to be unnecessary.

IV.  Contributed Surplus

In 1998, the Corporation transferred generation assets to one of its subsidiaries, TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen.  The fair value paid by TA Cogen for the assets exceeded their historical carrying values.  For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition. TA Power held an option to resell its interest in TA Cogen to the Corporation in 2018, but in 2003, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under FASB Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, now contained in FASB ASC Topic 810, Consolidation, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 causes the excess of the consideration paid by TA Power over the Corporation’s historical carrying value in these assets to be characterized as contributed surplus.

V.  Pension Plans

An additional difference between Accumulated Other Comprehensive Income (“AOCI”) under Canadian and U.S. GAAP is related to the adoption of Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in FASB ASC Topic 715, Compensation – Retirement Benefits. Under U.S. GAAP, gains and losses recognized on pension plans and post-retirement benefits are recorded to OCI but are charged to earnings as services are rendered under Canadian GAAP. Consequently, the pension benefit cost under U.S. GAAP is impacted by the amounts amortized through AOCI which does not affect the pension benefit cost under Canadian GAAP. The pension benefit cost is adjusted for this difference.

Pre-tax amounts recognized in AOCI are as follows:

Year ended Dec. 31	2009			2008
	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Net actuarial loss	(80)	(11)	(91)	(60)	(1)	(61)
Past service cost	(2)	(2)	(4)	(2)	(3)	(5)
Difference between Canadian and U.S. GAAP included in AOCI	(82)	(13)	(95)	(62)	(4)	(66)

Pre-tax amounts recorded in Other Comprehensive Income (“OCI”) were as follows:

As at Dec. 31	2009
	Pension benefits	Other benefits	Total
Amortization of net loss from AOCI to net income	(1)	(1)	(2)
Net actuarial loss	24	12	36

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are $3 million and nil, respectively.  The estimated net actuarial loss and prior service cost for the other defined benefit postretirement plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are $1 million and nil, respectively.

The components of AOCI under U.S. GAAP for adjustments as disclosed in reconciling items I and V are as follows:

Year ended Dec. 31	2009	2008
Cumulative unrealized gains (losses) on translating self-sustaining foreign operations, net of hedges and tax	(63)	6
Cumulative unrealized gains (losses) on cash flow hedges, net of tax	201	48
Pensions, net of tax	(69)	(47)
Accumulated other comprehensive income	69	7

VI.  Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity.  Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the SEC, the Corporation, as a Foreign Private Issuer, has elected to account for incorporated joint ventures using the proportionate consolidation method. See disclosure of the amounts proportionately consolidated in Note 32 of the Corporation’s 2009 annual audited consolidated financial statements.

VII.  Share-Based Payment

Under U.S. GAAP, the Corporation is required to measure the cost of employee services received in exchange for an award of cash-settled instruments based on the current fair value of the award. The fair value of the award will be remeasured subsequently at each reporting date through the settlement date.  Changes in fair value during the service period will be recognized as compensation expense over that period.  FAS 123(R), now contained in FASB ASC Topic 718, Compensation — Stock Compensation, also requires that the adjusted fair value of these instruments be classified as a liability instrument rather than as an equity instrument. The difference in measurement had no impact on the financial information presented herein as it was immaterial.

VIII.  Sale of Minority Interest

During the second quarter of 2009, the Corporation sold 17 per cent of its Kent Hills project to Natural Forces Technologies Inc. and recorded a pre-tax gain of $1 million in accordance with Canadian GAAP.  FAS 160, Noncontrolling Interests in Consolidated Financial Statements, now contained in FASB ASC Topic 810, Consolidation, requires that any difference between the fair value of the consideration received and the amount by which the non-controlling interest is adjusted should be recognized in equity attributable to the parent.  As at Dec. 31, 2009, $1 million of other income has been reclassified and included in retained earnings.

IX.  Acquisition of Canadian Hydro Developers

On Oct. 23, 2009, TransAlta completed the acquisition and payment for 87 percent of the outstanding common shares of Canadian Hydro Developers. On Nov. 4, 2009, TransAlta acquired the remaining 13 percent of the issued and outstanding shares. The total cash consideration paid was $755 million. This acquisition resulted in acquired intangibles of $176 million which have a weighted average amortization period of 19 years and goodwill of $278 million. No amounts of goodwill were deductible for tax purposes. The results of Canadian Hydro Developers are included in the consolidated financial statements of the Corporation from the acquisition date of Oct. 23, 2009.

Under U.S. GAAP, FASB ASC Topic 805, Business Combinations, the acquisition method is applied where the identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair value. Acquisition-related costs of $26 million, net of tax were expensed under U.S. GAAP rather than capitalized, as was done under Canadian GAAP.

Through the acquisition of Canadian Hydro Developers, TransAlta will have unparalleled operational and development expertise, a robust growth portfolio, and a strong balance sheet. By expanding the wind operations, TransAlta will be well positioned as a North American leader in renewable energy.

The details of the cash consideration are as follows:

Cost of the transaction

Total shares acquired (millions)	143.8
Price per share	5.25
Total cash consideration	755

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the acquisition date:

Assets:
Current assets	49
Property, plant, and equipment	1,291
Intangible assets	176
Development costs	22
Goodwill	278
Total assets acquired		1,816
Liabilities:
Current liabilities	54
Current risk management liabilities	6
Long-term risk management liabilities	34
Long-term debt	931
Deferred income tax liabilities	33
Asset retirement obligation	3
Total liabilities assumed		1,061
Total purchase price		755

Although TransAlta does not anticipate material changes to this preliminary allocation, the values may change when the evaluation of fair value information is complete.

The following table reflects the operating results of Canadian Hydro Developers that have been included in the consolidated financial statements since the date of acquisition:

For the period ended Dec. 31, 2009	Total
Revenue	29
Net earnings	–

The following table reflects pro forma operating results for the Corporation, assuming the acquisition of Canadian Hydro Developers occurred as of the beginning of each of the periods presented:

Year ended Dec. 31	2009	2008
Revenue	2,855	3,190
Net earnings	162	261

X.  Embedded Derivatives

Under U.S. GAAP, FASB ASC Topic 815, Derivatives and Hedging, an embedded foreign currency derivative instrument is required to be separated from its host contract when the currency in which the price of the related good or service that is acquired or delivered is not routinely denominated in international commerce and is not the functional currency of the parties to the contract. Under Canadian GAAP, the separation of the embedded derivative is not required since the currency of the embedded foreign currency derivative instrument is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place.  As a result of the difference in standards for recognizing embedded foreign currency derivatives, TransAlta was required to separately record an embedded derivative under U.S. GAAP.  The amount of the separated embedded foreign currency derivative instrument recognized is $29 million and the unrealized loss of $21 million, net of tax has been recognized in net earnings.

XI.  Private Equities

TransAlta holds private equity funds in its Canadian pension plan that are entered into under ten year agreements at which time they are redeemed. These private equities seek to provide a return to investors with the following strategies: North Pole Capital Investments Limited Class A Series 1 is a multi-strategy hedge fund that seeks to inexpensively acquire volatility from multiple, uncorrelated sources in order to produce absolute returns for investors in all market conditions. Lumira Capital I Limited Partnership holds a mixture of public and private companies in the life sciences sector. Novacap II, L.P. operates a venture capital business specializing in the manufacturing sector and technology sector. Northleaf Global Private Equity Investors I seeks to build a diversified portfolio of investments in private equity funds managed by fund mangers with a focus on investments in venture capital and buyout funds, principally in North America and Western Europe.

D.  CHANGES IN ACCOUNTING STANDARDS

I.  Current Accounting Changes

1. Decreases in Ownership of a Subsidiary

On Dec. 31, 2009, the Corporation adopted ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification, now contained in FASB ASC Topic 810, Consolidation.  This amendment clarifies scope and disclosure requirements for a decrease in ownership of a subsidiary when an entity ceases to have a controlling interest in the subsidiary. The implementation of this standard did not have an impact on this financial information.

2. Measuring Fair Value of Certain Alternative Investments

On Dec. 31, 2009, the Corporation adopted ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amends FASB ASC Topic 820, Fair Value Measurements and Disclosure, to provide additional measurement guidance and disclosures on the fair value of certain alternative investments such as private equity. Disclosure required as a result of adopting this standard can be found in Note XI of this financial information.

3. Employers’ Disclosure about Pensions and Other Postretirement Benefits

On Dec. 31, 2009, the Corporation adopted FASB Staff Position FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, to provide increased disclosure on the assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is now contained in FASB ASC Topic 715, Compensation — Retirement Benefits.  Disclosure that meets the requirement of this standard can be found in Note 31 of the Corporation’s 2009 annual audited consolidated financial statements.

4. FASB Accounting Standards Codification TM

On Sept. 30, 2009, the Corporation adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative.

5. Measuring Liabilities at Fair Value

On Sept. 30, 2009, the Corporation adopted ASU 2009-05, Measuring Liabilities at Fair Value. ASU 2009-05 amends FASB ASC Topic 820, Fair Value Measurements and Disclosure, previously issued as FSP, FAS 157-f, Measuring Liabilities at Fair Value, for the fair value measurement of liabilities when a quoted price in an active market is not available. The implementation of this standard did not have an impact on this financial information.

6. Accounting for Own-Share Lending Arrangements

On July 1, 2009, the Corporation adopted Emerging Issues Task Force (“EITF”) Issue No. 09-1, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance, now contained in ASU 2009-15. The issue requires an entity to initially measure a share-lending arrangement at fair value and for it to be treated as an issuance cost, and to exclude the shares borrowed under the share-lending arrangement from basic and diluted EPS. ASU 2009-15 also requires the entity to record a loss in current earnings equal to the fair value of the shares outstanding less any recoveries if it becomes probable that the counterparty will default on the arrangement. The implementation of this standard did not have an impact on this financial information.

7. Subsequent Events

On June 30, 2009, the Corporation adopted FASB Statement No. 165, Subsequent Events, now contained in FASB ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  Disclosure that meets the requirement of this standard can be found in Note 33 of the Corporation’s 2009 annual audited consolidated financial statements.

8. Fair Value of Financial Instruments Disclosures

On June 30, 2009, the Corporation adopted FASB Staff Position FAS 107-1, Interim Disclosures about Fair Value of Financial Instruments, now contained in FASB ASC Topic 825, Financial Instruments, which requires disclosures about fair value of financial instruments for interim and annual reporting periods. As a result of adopting this standard, summarized financial information on financial instruments provided at annual reporting periods is additionally disclosed at interim reporting periods.

9. Disclosure on Determining Fair Value When Market Value Declines

On June 30, 2009, the Corporation adopted FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, now contained in FASB ASC Topic 820, Fair Value Measurements and Disclosures, which provides guidance for estimating the fair value when the volume of activity for the asset or liability has significantly decreased. Topic 820 requires disclosure of any change in the valuation technique used to evaluate fair value when the volume has significantly decreased such as moving from a market approach to an income approach or moving to a multiple valuation technique. Additional guidance is provided to identify when a transaction is a forced liquidation or distressed sale. The implementation of this standard did not have an impact on this financial information.

10. Recognition and Presentation of Other-Than-Temporary Impairments

On June 30, 2009, the Corporation adopted FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, now contained in FASB ASC Topic 320, Investments — Debt and Equity Securities, which provides guidance on estimating fair value when the volume and level of transaction activity for an asset or liability has significantly decreased in relation to normal market activity for the asset or liability. The implementation of this standard did not have an impact on this financial information.

11. Business Combinations

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 141(R), Business Combinations, now contained in FASB ASC Topic 805, Business Combinations. This standard results in significant changes with respect to accounting for business combinations in consolidated financial statements. Disclosure required as a result of adopting this standard can be found in Note IX of this financial information.

12. Non-controlling Interests

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, in conjunction with the IASB standards and now contained FASB ASC Topic 810, Consolidation. Under Topic 810, changes in ownership percentages without loss of control are treated as equity transactions. Non-controlling interests are required to be reported under equity and the income attributable to the non-controlling interests is to be disclosed. Disclosure that meets the requirement of this standard can be found in the Earnings, Earnings per Share (“EPS”) and Comprehensive Income Information and the Balance Sheet Information in this reconciliation.

13. Disclosures about Derivative Instruments and Hedging Activities

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, now contained in FASB ASC Topic 815, Derivatives and Hedging. Topic 815 is intended to improve financial reporting about derivative instruments and hedging activities by requiring entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Topic 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Disclosure that meets the requirement of this standard can be found in Notes 7 and 9 of the Corporation’s 2009 annual audited consolidated financial statements.

14. Determination of the Useful Life of Intangible Assets

On Jan. 1, 2009, the Corporation adopted FSP FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3, now contained in FASB ASC Topic 350, Intangibles – Goodwill and Other, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature.  The implementation of this standard did not have an impact on this financial information.

15. Issuer’s Measurement of Debt with a Third-Party Credit Enhancement

On Jan. 1, 2009, the Corporation adopted EITF Issue No. 08-5, Issuer’s Measurement of Debt with a Third-Party Credit Enhancement, now contained in FASB ASC Topic 820, Fair Value Measurements and Disclosures. This issue addresses that a separable third-party enhancement, such as a financial guarantee, should not be included in the fair value measurement of the liability. The implementation of this issue did not have an impact on this financial information.

II.  Future Accounting Changes

1. Variable Interest Entities

In December 2009, the FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which is a result of FAS 167 issued in June 2009 and is now contained in FASB ASC Topic 810, Consolidations. Statement 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities and it provides guidance on how to determine when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This standard will be effective for the Corporation on Jan. 1, 2010. The Corporation is currently assessing the impact of adopting this standard on this financial information.

2. Transfers of Financial Assets

In December 2009, the FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets, which is a result of FAS 166 issued in June 2009 and is now contained in FASB ASC Topic 860, Transfers and Servicing. Statement 166 is a revision to Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more disclosure on transfers of financial assets, including securitization transactions and continued exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” and provides requirements for derecognizing financial assets. This standard will be effective for the Corporation on Jan. 1, 2010. The Corporation is currently assessing the impact of adopting this standard on this financial information.